SCHEDULE A
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF
LUMINA RESOURCES CORP.
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholders of
Lumina Resources Corp.

We have audited the consolidated balance sheets of Lumina Resources Corp. (A Development Stage Enterprise), as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year ended March 31, 2006 and for the period from inception (February 28, 2005) to March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended March 31, 2006 and for the period from inception (February 28, 2005) to March 31, 2005 in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 12, 2006 has been withdrawn and the financial statements have been restated as explained in Note 1(b).

Vancouver, Canada May 12, 2006, except as to Note 1(b) which is as of October 5, 2006	Chartered Accountants

Grant Thornton Place
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Vancouver, British Columbia
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Canadian Member of Grant Thornton International

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2006	2005
	(Restated -Note 1(b))

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,289,787	$1
Receivables	18,582	-
Prepaid expenses	1,425	-

TOTAL CURRENT ASSETS	1,309,794	1

EQUIPMENT (Note 3)	18,480	-

MINERAL PROPERTIES (Notes 1(b) and 4)	4,635,474	-

TOTAL ASSETS	$5,963,748	$1

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$158,587	$-

FUTURE INCOME TAX (Notes 10 and 12)	668,151	-

TOTAL LIABILITIES	826,738	-

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Notes 1(b) and 6)	6,022,277	1

CONTRIBUTED SURPLUS (Notes 1(b) and 7(b))	247,021	-

DEFICIT	(1,132,288)	-

TOTAL SHAREHOLDERS' EQUITY	5,137,010	1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,963,748	$1

Subsequent event (Note 13)

APPROVED BY THE DIRECTORS

                                    "Ross Beaty"
Director

                                    "Robert Pirooz"
Director

See Accompanying Notes to the Consolidated Financial Statements

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

		For the Period
		from inception
	For the Year	(February 28,
	Ended	2005)
	March 31,	to March 31,
	2006	2005
	(Restated - Note 1(b))
GENERAL AND ADMINISTRATIVE
EXPENSES
Stock-based compensation	$233,629	$-
Investor relations and promotion	97,753	-
Management and consulting services	54,945	-
Audit and accounting	36,195	-
Office and administration	32,820	-
Regulatory and transfer agent fees	22,650	-
Amortization	13,641	-
Legal	889	-
Less: interest income	(28,385)	-

LOSS FOR THE PERIOD	(464,137)	-

DEFICIT, BEGINNING OF PERIOD	-	-
Future income tax liability assumed on
reorganization (Notes 1(a) and 10)	(668,151)	-

DEFICIT, END OF PERIOD	(1,132,288)	-

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$-

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,209,236	-

See Accompanying Notes to the Consolidated Financial Statements

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period
		from inception
	For the Year	(February 28,
	Ended	2005)
	March 31,	to March 31,
	2006	2005
	(Restated , Note 1(b))

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(464,137)	$-
Items not involving cash:
Amortization	13,641	-
Stock-based compensation	233,629	-

Net changes in non-cash working capital items:
Receivables	(4,930)	-
Prepaid expenses	1,158	-
Accounts payable and accrued liabilities	38,551	-

	(182,088)	-

FINANCING ACTIVITIES
Shares issued for cash
- upon incorporation	-	1
- upon reorganization of Lumina (Note 1)	3,791,427	-
- upon exercise of options	3,380	-

	3,794,807	1

INVESTING ACTIVITIES
Purchase of equipment	(12,473)	-
Expenditures on mineral properties	(2,430,280)	-
Accounts payable and accrued liabilities incurred for
mineral property expenditures	119,820	-

	(2,322,933)	-

INCREASE IN CASH AND CASH EQUIVALENTS	1,289,786	1

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,289,787	$1

Supplemental cash flow information (Note 9)

See Accompanying Notes to the Consolidated Financial Statements

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

1.	NATURE OF OPERATIONS

(a)	Operations

Lumina Resources Corp. (the "Company") was incorporated on February 28, 2005, pursuant to the Business Corporations Act of British Columbia and was inactive until May 19, 2005. On this date, Lumina Copper Corp. ("Lumina") completed a reorganization, by way of a statutory plan of arrangement, and restructured into four separate companies, the existing company, which changed its name to Regalito Copper Corp., and three new companies. Shareholders of Lumina received one share of each of the three new companies for each share held in the existing company.

The Company is one of the three new companies formed under the reorganization. The Company received all of the issued and outstanding shares of CRS Copper Resources Corp. ("CRS") and Moraga Resources Ltd. ("Moraga"), which together hold a 100% interest in the Hushamu, Redstone and Casino properties. The Company also received cash and other assets from Lumina. In consideration, the Company issued 20,917,441 common shares. The shares were valued at $5,994,970, being the aggregate value of the cash received and the carrying value of the vended net assets, at the date of the reorganization. As the reorganization of Lumina resulted in no substantive change in the beneficial ownership of Lumina and the ownership interests of the Company were identical to that of Lumina on the date or reorganization, the vended net assets have been recorded at their carrying values to Lumina on the date of reorganization.

The net assets acquired by the Company on May 19, 2005 were as follows:

Cash	$3,791,427
Net working capital	35,667
Mineral properties	2,167,876

5,994,970
Future income tax liability assumed (Note 10)	(668,151)

$5,326,819

Pursuant to anti-dilution provisions of options and warrants outstanding in Lumina on the date of reorganization, the Company granted options for the purchase of up to 875,000 common shares to holders of Lumina options (Note 7) and issued warrants for the purchase of up to 100,000 common shares (Note 8).

The Company is engaged in the identification, acquisition, exploration and development of mineral resources and is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations. The Company's continuing operations as intended are dependent on management's ability to raise required funding through future equity issuances, asset sales or a combination thereof.

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

1.	NATURE OF OPERATIONS (continued)

	(b)	Restatement

As disclosed in Note 1(a), the Company granted options for the purchase of up to 875,000 common shares to the holders of Lumina options on the date of the reorganization. The Company's financial statements have been restated to record the fair value of these options in accordance with CICA 3870.

The Company has also recognized additional stock based compensation on certain options granted subsequent to the reorganization.

These restatements have resulted in the following changes to the Company's consolidated financial statements:

As at
March 31, 2006
Mineral properties
As previously reported	$4,598,156
Increase in stock-based compensation expense related to 875,000 options	36,200
Increase in stock-based compensation related to the vesting of options
granted subsequent to the reorganization	1,118
As restated	$4,635,474
Share Capital
As previously reported	$5,999,985
Fair value of options exercised	22,292
As restated	$6,022,277
Contributed surplus
As previously reported	$85,011
Fair value of options exercised	(22,292)
Increase in stock-based compensation expense related to 875,000 options	121,111
Increase in stock-based compensation related to the vesting of options
granted subsequent to the reorganization	63,191
As restated	$247,021
Deficit
As previously reported	$(985,304)
Increase in stock-based compensation expense related to 875,000 options	(84,911)
Increase in stock-based compensation related to the vesting of options
granted subsequent to the reorganization	(62,073)
As restated	$(1,132,288)

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

1.	NATURE OF OPERATIONS (continued)

(b)	Restatement (continued)

Year Ended
March 31, 2006
Stock-based compensation
As previously reported	$86,645
Increase in stock-based compensation expense related to 875,000 options	84,911
Increase in stock-based compensation related to the vesting of options
granted subsequent to the reorganization	62,073
As restated	$233,629
Net loss for the period
As previously reported	$(317,153)
Increase in stock-based compensation expense related to 875,000 options	(84,911)
Increase in stock-based compensation related to the vesting of options
granted subsequent to the reorganization	(62,073)
As restated	$(464,137)
Basic and diluted loss per share
As previously reported	$(0.02)
Increase in stock-based compensation expense related to 875,000 options	(0.01)
Increase in stock-based compensation related to the vesting of options
issued subsequent to the reorganization	-
As restated	$(0.03)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of presentation

These consolidated financial statements are presented in Canadian dollars and they include the accounts of Lumina Resources Corp. and its subsidiaries, CRS and Moraga.

(b)	Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase.

	(d)	Equipment

Equipment is stated at cost. Amortization is provided on the declining balance basis on furniture and office equipment at 20% per annum and on computer equipment at 30% per annum.

	(e)	Mineral properties

The Company capitalizes all direct costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

	(f)	Stock based compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock- based awards made to employees and non-employees be measured and recognized using a fair value based method.

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the period. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses carried forward to future years.

Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is considered not likely that future income tax assets will be realized.

	(h)	Amounts per share

Amounts per share are calculated using the weighted average number of shares outstanding. The Company uses the treasury stock method to calculate fully diluted earnings per share. Diluted per share amounts are not presented as the effect of the exercise of outstanding options and warrants is anti-dilutive.

	(i)	Environmental protection practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

	(j)	Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the agreement to issue the stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

	(k)	Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow- through shares, which transfer the tax deductibility of exploration expenditures to the investor. The proceeds received on the issue of such shares have been credited to capital stock. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long- lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at March 31, 2006, the Company did not have any asset retirement obligations.

3.	EQUIPMENT

		2006		2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and office equipment	$32,121	$13,641	$18,480	$-

4.	MINERAL PROPERTIES

At March 31, 2006, the Company's mineral properties are comprised of properties located in Canada.

	Hushamu	Redstone	Casino	Total
Balance, at inception and
at March 31, 2005	$-	$-	$-	$-

Additions during year:
Property acquisition (Note 1)	535,591	830,921	801,364	2,167,876
Staking	-	222,226	-	222,226
Option payment	40,000	-	-	40,000

Property exploration
Drilling	593,788	-	-	593,788
Geological	348,668	225,552	1,552	575,772
Air transport	33,058	266,052	-	299,110
Travel & accommodation	184,537	55,219	-	239,756
Assays	200,072	-	-	200,072
Geophysical	132,805	24,780	-	157,585
Taxes and filing fees	53,591	29,180	2,415	85,186
Stock based compensation	37,318	-	-	37,318
Security deposit	3,500	25,000	-	28,500
Recoveries	(11,715)	-	-	(11,715)

Balance, March 31, 2006
(as restated)	$2,151,213	$1,678,930	$805,331	$4,635,474

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

4.	MINERAL PROPERTIES (continued)

	(a)	Hushamu Property

The Company owns a 100% interest in the Hushamu Property, which consists of 163 mineral claims located on northern Vancouver Island, British Columbia. Should a production decision be made to commercially develop these claims, a payment of $1,000,000 is payable to a former owner. In addition, the claims are subject to a 10% net profits interest royalty.

Pursuant to a letter agreement dated February 3, 2005, the Company obtained an option to acquire a 100% interest in 54 mineral claims located on Vancouver Island, British Columbia, Canada in consideration of cash payments in the aggregate of $200,000, payable over a three year period ($40,000 paid by the Company, $20,000 paid by the predecessor company). Should a production decision be made, an additional $800,000, payable in cash or in shares, will be paid to the optionor. The mineral claims comprise 14,600 hectares surrounding the Company's Hushamu Property.

As additional consideration for this option, the Company granted the right to the optionor to explore and exploit the Hushamu claims for non-metallic industrial minerals, subject to the Company's right to terminate such activities should such right conflict with the Company's plans for the property.

	(b)	Redstone Property

The Company owns a 100% interest in the Redstone Property which consists of 55 mineral claims and 5 mineral leases expiring in 2013 covering 60 units in the Coates Lake area of the Northwest Territories, Canada. The mineral leases are subject to a net smelter return royalty of between 3% to 4%, depending on the average price of copper at the time of production.

	(c)	Casino Property

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty. A third party has a pre-existing option to purchase 55 of the claims for $1 each and a 10% net profits royalty.

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company has an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada. The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.

5.	RELATED PARTY TRANSACTIONS

The Company paid $53,099 for management and geological consulting services to its president.

The Company shares general and administrative expenses on a pro-rata basis with four other companies having certain directors in common. These expenses include $6,993 for rental of office space and $11,763 for management fees. Included in accounts payable and accrued liabilities is an amount of $8,007 owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties. The exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm's length.

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

6.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

	(b)	Issued and outstanding Common shares:

	Number of
	Shares	Amount

Shares issued on incorporation	1	$1
Issued pursuant to the reorganization of Lumina
(Note 1(a)) for cash and other consideration:
- for cash	20,917,441	3,791,427
- for mineral properties	-	2,167,876
- for net working capital	-	35,667

	20,917,442	5,994,971
Exercise of options (Note 7)
- for cash	92,000	3,380
- fair value of options exercised	-	23,926

Balance, March 31, 2006 (as restated)	21,009,442	$6,022,277

7.	STOCK OPTIONS

	(a)	Options Outstanding

Pursuant to the reorganization of Lumina (Note 1(a)), holders of Lumina options received options to purchase the same number of common shares of the Company at exercise prices deemed to be 0.8% of the original exercise price of the Lumina options. Options to acquire 875,000 common shares were granted in this connection.

Under the Company's stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company. Options granted under the plan vest over time at the discretion of the board of directors. Exercise prices on options granted under the plan are determined by reference to the market value on the date of the grant,

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

7.	STOCK OPTIONS (continued)

Summary of the Company's stock options as at March 31, 2006 and changes during the period then ended is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Granted pursuant to reorganization	875,000	$0.03
Granted subsequent to reorganization	515,000	0.54
Exercised	(92,000)	0.04

Outstanding at March 31, 2006	1,298,000	$0.27

At March 31, 2006, the Company has outstanding stock options to purchase an aggregate 1,298,000 common shares as follows:

	Options Outstanding		Options Exercisable
Number		Exercise	Number	Exercise
of Shares	Expiry Date	Price	of Shares	Price

450,000	June 6, 2008	$0.01	450,000	$0.01
25,000	August 8, 2008	0.01	25,000	0.01
150,000	October 17, 2008	0.03	150,000	0.03
100,000	April 20, 2009	0.07	25,000	0.07
38,000	December 2, 2009	0.04	38,000	0.04
20,000	January 27, 2010	0.05	20,000	0.05
240,000	June 17, 2010	0.75	79,500	0.75
5,000	August 23, 2010	0.43	5,000	0.43
270,000	January 13, 2011	0.36	90,002	0.36

1,298,000		$0.27	882,502	$0.12

(b)	Stock Based Compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Granted pursuant to reorganization	875,000	$9,249	$130,406
Granted subsequent to reorganization	515,000	89,623	140,541
Exercised	(92,000)	-	(23,926)

Unexercised options, March 31, 2006
(as restated)	1,298,000	$98,872	$247,021

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

7.	STOCK OPTIONS (continued)

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	3.10%
Expected dividend yield	-
Expected stock price volatility	99%
Expected option life in years	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8.	WARRANTS

Pursuant to the reorganization of Lumina (Note 1(a)), warrants were issued that enable the holder to acquire up to 100,000 common shares of each of the four companies created under the reorganization. The warrants issued by the Company are exercisable at a price of $0.07 per share until March 14, 2007.

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Significant non-cash financing and investing activities

Common shares issued pursuant to the reorganization of
Lumina (Note 1) for:
- mineral properties	$2,167,876
- net working capital	35,667

10.	FLOW-THROUGH SHARES

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

In December, 2004, Lumina Copper Corp. raised $2,135,000 from the issuance of flow-through shares for its subsidiary at the time, CRS (Note 1(a)). Substantially all the proceeds raised by the issuance of the flow-through shares have been spent on qualified mineral exploration expenditures by CRS after the reorganization (while CRS was a subsidiary of the Company) while the exploration costs were renounced by Lumina Copper Corp. before the reorganization. As such, the mineral properties transferred to the Company as part of the reorganization have a tax basis that is less than their accounting basis to the extent that exploration expenditures had been renounced by Lumina Copper Corp. before the May 19, 2005 reorganization thus resulting in the assumption of a future income tax liability by the Company as a result of the reorganization.

This future income tax liability has been recorded as an increase in the Company's deficit on the date of the reorganization.

LUMINA RESOURCES CORP.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

11.	SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada.

12.	INCOME TAXES

As at March 31, 2006, the Company has non-capital losses of approximately $703,000 which may be applied against future income for income tax purposes to the year 2016. The potential future tax benefits of these losses have not been recorded in these financial statements.

The reconciliation of the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005

	34.50%	35.62%

Income tax benefit computed at Canadian statutory rates	$160,127	$-
Stock based compensation	(80,602)	-
Other differences	17,366	-
Unrecognized tax losses	(96,891)	-

	$-	$-

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005
Future income tax assets
Temporary differences in assets	$6,128	$-
Net tax losses carried forward	242,665	-
	248,793	-
Valuation allowance for future income tax assets	(248,793)	-
Net future income tax assets	-	-
Future income tax liability
Temporary differences in mineral properties	668,151	-
Future income tax liabilities	$668,151	$-

13.	SUBSEQUENT EVENT

Pursuant to a compensation agreement entered into between the predecessor company and its president prior to the reorganization (Note 1(a)), the Company issued 79,000 common shares to the president as compensation for services rendered.